Exhibit 99.8

June 22, 2015

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended March 31, 2015 of Burcon NutraScience Corporation of our report dated June 22, 2015, relating to the consolidated financial statements, which report is filed as an exhibit to, and incorporated by reference in, this Annual Report.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.